EXHIBIT 99.17



                               BANRO CORPORATION
                       Suite 7070, 1 First Canadian Place
                              100 King Street West
                            Toronto, Ontario M5X 1E3


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Banro Corporation (the "Corporation") will be held at the offices of Macleod Dixon LLP, BCE Place, Canada Trust Tower, Suite 3900, 161 Bay Street, Toronto, Ontario on Friday, the 3rd day of October, 2003 at the hour of nine o'clock in the forenoon (Toronto time), for the following purposes:

     (1) To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2002, together with the auditors' report thereon;

     (2)  To elect directors of the Corporation;

     (3) To reappoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

     (4) To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, an amendment to the Corporation's stock option plan (the "Plan") to increase from 1,000,000 to 1,900,000 the maximum number of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan; and

     (5) To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

     The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice. The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2002, together with the auditors' report thereon, are attached to the Circular as Exhibit 1.

     This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

     Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

     DATED at Toronto, Ontario this 5th day of September, 2003.

                                              BY ORDER OF THE BOARD

                                              (signed)

                                              Arnold T. Kondrat
                                              Executive Vice President


NOTE:The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 2nd day of October, 2003 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

                               BANRO CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR


                             SOLICITATION OF PROXIES


     This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     The persons named in the enclosed form of proxy are officers of the Corporation.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 2ND DAY OF OCTOBER, 2003.

     A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

     A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

                      VOTING BY NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of this Circular and the accompanying Notice together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

     Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 9,886,594 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

     All shareholders of record at the close of business on September 2, 2003 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any shares after September 2, 2003 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

     As of the date of this Circular, to the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owned, directly or indirectly, or exercised control or direction over more than ten percent (10%) of the issued and outstanding common shares of the Corporation.

                                    CURRENCY

     As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.

                              ELECTION OF DIRECTORS

     The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is five (5). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

     The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned directly or indirectly or over which he exercises control or direction as at the date of this Circular:

                                                                                      Shares of the
                                                                                       Corporation
     Name, Current                                                                     Beneficially
   Position(s) with                                                                       Owned,
  the Corporation and                                                   Director       Controlled or
Municipality of Residence       Present Principal Occupation(s)          Since          Directed(1)
-------------------------       -------------------------------         --------      --------------

William R. Wilson               President of the Corporation and        August 21,           Nil
Chief Executive Officer,        President of Basin Perlite Company (an  1995
President and a                 industrial mineral company).
director(2)
Denver, Colorado

Arnold T. Kondrat(3)            Executive Vice President of the         November 6,      904,299
Executive Vice President        Corporation and Chairman of the Board   1989(5)
and  a  director(4)             of Nevada Bob's International Inc. (an
Toronto,   Ontario              international franchisor).

Bernard R. van Rooyen(3)        Director of various public companies    June 16,           3,333
Director                        engaged in mining.                      1997
Montgomery Park, South
Africa

Richard J. Lachcik(3)           Partner of Macleod Dixon LLP (a law     August 23,         3,333
Director                        firm)(6).                               1996
Oakville, Ontario

Geoffrey G. Farr                Partner of Macleod Dixon LLP (a law     September          5,999
Secretary and a director        firm)(6).                               27, 2001
Toronto, Ontario

----------

(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2)  Mr.  Wilson  is  also  President  and  a  director  of  the   Corporation's
     subsidiary, Banro American Resources Inc.

(3)  Member of the audit committee of the board of directors of the Corporation.

(4) Mr. Kondrat is also Secretary-Treasurer and a director of the Corporation's subsidiary, Banro American Resources Inc.

(5) The date shown for Mr. Kondrat is the date he was first appointed as a director of the Corporation's predecessor company, Madison Grant Resources Inc.

(6)  Macleod Dixon LLP acts as counsel to the Corporation.

                             APPOINTMENT OF AUDITORS

     BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on November 21, 2002. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

                         AMENDMENT TO STOCK OPTION PLAN

     The   Corporation's   stock  option  plan  (the  "Plan")  was  approved  by
shareholders of the Corporation at the annual and special meeting of shareholders held on December 12, 2000. Prior to the amendment described in the next sentence, the terms of the Plan provided that the maximum number (the "Maximum Number") of common shares of the Corporation ("Shares") that may be issued pursuant to the exercise of stock options granted under the Plan is 1,000,000. The board of directors of the Corporation, by resolution dated effective September 5, 2003, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment to the Plan to increase the Maximum Number by 900,000 to 1,900,000.

     There are currently outstanding under the Plan options to purchase an aggregate of 744,250 Shares and, to date, options to purchase an aggregate of 38,750 Shares have been exercised under the Plan.

     Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the said amendment to the Plan. The resolution shareholders will be asked to approve is as follows:

     WHEREAS shareholders of the Corporation wish to approve, confirm and ratify an amendment to the Corporation's stock option plan (the "Plan") to increase from 1,000,000 to 1,900,000 the maximum number (the "Maximum Number") of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan;

     NOW THEREFORE BE IT RESOLVED THAT:

1. the amendment to the Plan to increase the Maximum Number from 1,000,000 to 1,900,000 be and is hereby approved, confirmed and ratified; and

2. any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

     To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Shares beneficially owned by insiders of the Corporation to whom options may be granted under the Plan ("Insiders") and associates of such Insiders(1). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

----------

(1) Based on information furnished to the Corporation by Insiders, the number of votes attaching to Shares beneficially owned by Insiders and Insiders' associates is 916,964 in the aggregate.

                       STATEMENT OF EXECUTIVE COMPENSATION

     Ontario securities law requires that a "Statement of Executive Compensation" in accordance with Form 40 to the Regulation to the Securities Act (Ontario) ("Form 40") be included in this Circular. Form 40 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The following addresses the applicable items identified in Form 40.

Summary Compensation Table
--------------------------

     The following table (which is presented in accordance with Form 40) sets forth certain information with respect to the named individuals for the financial years ended December 31, 2002, December 31, 2001 and December 31, 2000.

                                                                                   Long Term
                                                             Annual Compensation  Compensation
                                                             -------------------  ------------

                                                               Other Annual     Shares under       All other
     Name                  Year        Salary        Bonus     Compensation   Options Granted     Compensation
------------------         ----        ------        -----     ------------   ---------------     ------------

William R. Wilson          2002          Nil          Nil         $10,286(2)         Nil               Nil
                           2001(1)       Nil          Nil         $12,028(2)       50,000              Nil

Arnold T. Kondrat(3)       2002        $30,526     $107,016           Nil         123,000              Nil
                           2001        $30,998        Nil             Nil         250,000              Nil
                           2000        $60,633        Nil        $242,532(4)         Nil               Nil

Bernard R. van Rooyen      2001(5)       Nil          Nil             Nil          50,000              Nil
                           2000       $120,000        Nil             Nil            Nil               Nil

----------

(1) Mr. Wilson is Chief Executive Officer and President of the Corporation and has held these positions since January 16, 2001.

(2)  Represents management fees paid by the Corporation to Mr. Wilson.

(3)  Mr. Kondrat is Executive Vice President of the Corporation.

(4)  Represents management fees paid by the Corporation to Mr. Kondrat.

(5) Mr. van Rooyen was Chairman of the Board, Chief Executive Officer and President of the Corporation until January 16, 2001.

Long-Term Incentive Plan Awards
-------------------------------

     The Corporation did not have a long-term incentive plan within the meaning of Form 40 (the definition of "long-term incentive plan" contained in Form 40 expressly excludes a stock option plan) during the financial year ended December 31, 2002.

Stock Options
-------------

     The following table (which is presented in accordance with Form 40) sets forth certain information with respect to stock options of the Corporation granted to Mr. Kondrat during the financial year ended December 31, 2002. No stock options of the Corporation were granted to Mr. Wilson during the financial year ended December 31, 2002.

                                                                                 Market Value
                                        % of Total                                 of Shares
                                         Options                                  Underlying
                      Shares Under       Granted         Exercise Price         Options on the      Expiration
Name                  Options Granted    in 2002           (per share)         Date of Grant(1)         Date
----                  ---------------    -------           -----------         ----------------         ----

Arnold T. Kondrat        123,000          21.85%             Cdn$0.80              Cdn$0.73         Jan. 8, 2007

----------

(1) The market value figure identified in this column of the table is the closing sale price per share of the common shares of the Corporation on January 7, 2002 (the stock options were granted on January 8, 2002), as reported by the TSX Venture Exchange.

     No stock options of the Corporation were exercised by either Mr. Wilson or Mr. Kondrat during the financial year ended December 31, 2002. The following table (which is presented in accordance with Form 40) sets forth the value of all outstanding stock options of the Corporation held by such individuals as at December 31, 2002.

                     Number of              Value of Unexercised
                 Unexercised Options            in-the-Money
Name              at Dec. 31, 2002        Options at Dec. 31, 2002
----              ----------------        ------------------------

William R. Wilson  Exercisable - 50,000         Cdn$145,000
                   Unexercisable - Nil

Arnold T. Kondrat  Exercisable - 311,500        Cdn$891,050 (exercisable)
                   Unexercisable - 61,500       Cdn$166,050 (unexercisable)

Stock Option Repricings
-----------------------

     The Corporation did not during the financial year ended December 31, 2002 reprice downward any stock options.

Defined Benefit or Actuarial Plan Disclosure
--------------------------------------------

     The Corporation does not have a defined benefit or actuarial plan.

Employment Contracts
--------------------

     Other than as set out in the next paragraph, there is no (a) employment contract between the Corporation or any of its subsidiaries and either Mr. Wilson or Mr. Kondrat (such individuals shall be referred to in this section as the "Named Executive Officers"), or (b) compensatory plan or arrangement with respect to a Named Executive Officer which results or will result from the resignation, retirement or any other termination of a Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in a Named Executive Officer's responsibilities following a change of control.

     The Corporation and Mr. Kondrat have entered into an employment contract (the "Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Agreement, for fiscal 2003 Mr. Kondrat is paid a salary of Cdn$18,000 per month. The Corporation may terminate the Agreement at any time (a) for "just cause" (as defined in the Agreement) without notice and without any payment in lieu of notice, or (b) without cause or notice provided the Corporation pays Mr. Kondrat an amount equal to six months salary in lieu of notice.

Composition of the Compensation Committee
-----------------------------------------

     The board of directors of the Corporation (the "Board") does not have a compensation committee such that the Board itself performs the functions of a compensation committee. The members of the Board during the financial year ended December 31, 2002 were Mr. Wilson (who is also currently Chief Executive Officer and President of the Corporation), Mr. Kondrat (who is also currently Executive Vice President of the Corporation), Bernard R. van Rooyen (who was formerly Chairman of the Board, Chief Executive Officer and President of the Corporation), Richard J. Lachcik and Geoffrey G. Farr (who is also currently Secretary of the Corporation). See "Election of Directors", "Indebtedness of Directors and Officers" and "Interest of Insiders in Material Transactions" with respect to additional information relating to the said directors.

Report on Executive Compensation
--------------------------------

     Annual Compensation.  As set out under "Statement of Executive Compensation
- Summary Compensation Table", the Corporation paid to the Corporation's two executive officers, Mr. Wilson and Mr. Kondrat, during the financial year ended December 31, 2002 compensation of, respectively, $10,286 (paid as management fees) and $137,542. Mr. Kondrat's said compensation was comprised of an annual salary of $30,526 and a bonus of $107,016 (Cdn$168,000). The Board, in determining to pay the bonus, wished to reward Mr. Kondrat for the significant role he played in the return to the Corporation of its expropriated gold properties and for his work in securing a significant amount of financing for the Corporation. The Board believed that the amount of the bonus was an appropriate amount in order to provide such reward.

     Stock Options. The Corporation has a stock option plan (the "Plan"). The principal purposes of the Plan are (a) to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require, (b) to promote a proprietary interest in the Corporation and its subsidiaries, and (c) to provide an incentive element in compensation. Stock options are awarded from time to time under the Plan by the Board. In determining the number of stock options to be granted to an executive officer, the Board takes into account the respective responsibilities and contributions to the Corporation of the executive, the executive's ability and experience, the number of common shares of the Corporation available for stock options, the number of stock options already held by the executive (if any) and the benefits of providing management with a personal interest in maximizing shareholder value. During the financial year ended December 31, 2002, 123,000 stock options were granted under the Plan by the Board to Mr. Kondrat and no stock options were granted to Mr. Wilson (see "Statement of Executive Compensation - Stock Options").

     Report submitted by the Board:

     William R. Wilson
     Arnold T. Kondrat
     Bernard R. van Rooyen
     Richard J. Lachcik
     Geoffrey G. Farr

Performance Graph
-----------------

     The following graph compares the five year cumulative shareholder return for Cdn$100 invested in common shares of the Corporation on December 31, 1997 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the TSX Gold and Precious Minerals Index (both of which assume dividend reinvestment).

                                [GRAPHIC OMITTED]
          [Cumulative Value of Cdn$100 Invested on December 31, 1997]

Compensation of Directors
-------------------------

     No directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2002 for their services in their capacity as directors or for services as consultants or experts. During the financial year ended December 31, 2002, the Corporation incurred legal expenses of $98,442 to Macleod Dixon LLP, which acts as counsel to the Corporation. Richard J. Lachcik and Geoffrey G. Farr, directors of the Corporation, are partners of Macleod Dixon LLP.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     Other than as set out in the table below, no director or officer of the Corporation or associate of any such director or officer is, or at any time since the beginning of the Corporation's financial year ended December 31, 2002 has been, indebted to the Corporation or any of its subsidiaries. As of the date of this Circular, the outstanding aggregate indebtedness to the Corporation and all of its subsidiaries of all current and former officers, directors and employees of the Corporation and its subsidiaries was $113,431.

                                                        Largest Amount
      Name and Position                               Outstanding During            Amount
  with the Corporation and      Involvement of          Financial Year          Outstanding as at
 Municipality of Residence    the Corporation(1)     Ended Dec. 31, 2002          Sept. 5, 2003
 -------------------------    ------------------     -------------------          -------------

Arnold T. Kondrat                  Lender                  $19,599                      Nil
Executive Vice President
and a director
Toronto, Ontario

BRC Development                    Lender                 $427,705                   $50,412(3)
  Corporation(2)
Toronto, Ontario

Nevada Bob's                       Lender                 $119,021(4)               $228,581(4)
  International Inc.(4)
Toronto, Ontario

Donat K. Madilo                    Lender                  $23,044                   $23,044
Treasurer
Mississauga, Ontario

William R. Wilson                  Lender                   $4,187                      Nil
C.E.O., President and a
director
Denver, Colorado

----------

(1) The indebtedness set out in the above table is (or was in the case of indebtedness that has now been repaid) unsecured, non-interest bearing and repayable upon demand.

(2) BRC Development Corporation ("BRC") is an associate of Mr. Kondrat given that he beneficially owns more than 10% of the outstanding common shares of BRC.

(3) This amount represents BRC's accumulated share of common general office expenses incurred by the Corporation.

(4) Nevada Bob's International Inc. ("NBOB") is an associate of Mr. Kondrat given that he beneficially owns more than 10% of the outstanding common shares of NBOB. NBOB's indebtedness represents NBOB's accumulated share of common general office expenses incurred by the Corporation.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as described below, no insider of the Corporation, as defined in the Securities Act (Ontario),(1) or associate or affiliate of such insider has any material interest in any transaction completed since the commencement of the Corporation's financial year ended December 31, 2002 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

     On January 24, 2002, the Corporation completed a private placement which involved the issue and sale of 350,000 units of the Corporation at a price of Cdn$0.70 per unit for aggregate proceeds to the Corporation of Cdn$245,000. Mr. Arnold T. Kondrat, the Executive Vice President and a director of the Corporation (see "Election of Directors"), purchased 250,000 of the said units. Each such unit consisted of one common share of the Corporation and one non-transferable warrant of the Corporation, each such warrant entitling the holder to purchase one common share of the Corporation at a price of Cdn$0.80 until January 24, 2004.

----------

(1) The definition of "insider" contained in the Securities Act (Ontario) includes every director or senior officer of the Corporation, every director or senior officer of a company that is itself an insider or subsidiary of the Corporation and any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation.

                              FINANCIAL STATEMENTS

     The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2002, together with the auditors' report thereon, are attached to this Circular as Exhibit 1. The directors will lay before the Meeting the said financial statements and auditors' report.

                               DIRECTORS' APPROVAL

     The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation. Unless otherwise indicated, information contained in this Circular is given as of September 5, 2003.

     DATED at Toronto, Ontario this 5th day of September, 2003.

                                        BY ORDER OF THE BOARD

                                        (signed)

                                        Arnold T. Kondrat
                                        Executive Vice President

                                   EXHIBIT 1








                              Banro Corporation
                              Consolidated Financial Statements
                              For the years ended December 31, 2002 and 2001 (Expressed in U.S. dollars)

                              Banro Corporation
                              Consolidated Financial Statements
                              For the years ended December 31, 2002 and 2001 (Expressed in U.S. dollars)


                                                                        Contents
--------------------------------------------------------------------------------

Auditors' Report                                                               2

Consolidated Financial Statements

        Balance Sheets                                                         3

        Statements of Operations and Deficit                                   4

        Statements of Cash Flows                                               5

        Summary of Significant Accounting Policies                           6-8

        Notes to Financial Statements                                       9-18

================================================================================
                                Auditors' Report
--------------------------------------------------------------------------------



To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheet of Banro Corporation as at December 31, 2002 and the consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles.

The financial statements for the year ended December 31, 2001 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated March 8, 2002.

(Signed )BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
February 20, 2003 (Except for Note 10, which is as at May 8, 2003)

================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)

December 31                                                 2002           2001
--------------------------------------------------------------------------------

Assets
Current
   Cash                                             $  1,228,005   $     14,537
   Accounts receivable and other assets                   40,571          3,734
   Amounts due from related parties (Note 7)             317,108        189,856
                                                    ---------------------------

                                                       1,585,684        208,127
Accounts receivable                                            -        313,099
Note receivable (Note 2)                                 208,000        200,000
Investment (Note 3)                                      930,673        437,638
Property, plant and equipment (Note 4)                   111,619        171,850
                                                    $  2,835,976   $  1,330,714
                                                    ---------------------------

                                                    $  2,835,976   $  1,330,714
================================================================================

Liabilities and Shareholders' Equity

Current
   Accounts payable                                 $     80,902   $    381,730
   Amount due to related party (Note 7)                    4,912              -
                                                    ---------------------------

                                                          85,814        381,730
                                                    ---------------------------

Shareholders' equity
   Share capital (Note 6)                             39,173,793     35,996,713
   Stock options                                          29,816              -
   Deficit                                           (36,453,447)   (35,047,729)
                                                    ---------------------------

                                                       2,750,162        948,984
                                                    ---------------------------

                                                    $  2,835,976   $  1,330,714
================================================================================


On behalf of the Board:



(Signed) Arnold T. Kondrat      Director
--------------------------


(Signed) Richard J. Lachcik     Director
---------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)

For the years ended December 31                             2002           2001
--------------------------------------------------------------------------------

Expenses
   Professional fees                                $    234,588   $    354,201
   Consulting fees                                       356,458        141,874
   Office and sundry                                     127,515        116,782
   Salaries                                              185,175         67,319
   Travel and promotion                                  262,340         55,491
   Shareholder relations                                  83,115         42,822
   Management fees                                        10,286         12,028
   Interest and bank charges                               2,532          1,811
   Accounting and secretarial fees                           818          1,244
   Amortization                                           49,857         64,741
   Foreign exchange loss                                  55,028          3,935
                                                    ---------------------------

                                                      (1,367,712)      (862,248)

Interest and miscellaneous income earned                  29,461          4,876
                                                    ---------------------------

Loss from operations                                  (1,338,251)      (857,372)

Equity share of loss of BRC Development Corporation      (56,821)       (63,266)

Loss on disposition of assets                            (10,646)             -
                                                    ---------------------------

Loss for the year                                     (1,405,718)      (920,638)

Deficit, beginning of year                           (35,047,729)   (34,127,091)
                                                    ---------------------------

Deficit, end of year                                $(36,453,447)  $(35,047,729)
================================================================================

Loss per share (Note 6(e))                          $      (0.15)  $      (0.15)
================================================================================







The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)

For the years ended December 31                             2002           2001
--------------------------------------------------------------------------------

Cash was provided by (used in)

Operating Activities
   Loss for the year                                $ (1,405,718)  $   (920,638)
   Adjustments to reconcile loss to net cash
     provided by operating activities
        Equity loss                                       56,821         63,266
        Value of options issued (Note 6(d))               33,705              -
        Loss on disposition of assets                     10,646              -
        Amortization                                      49,857         64,741
        Interest capitalized                              (8,000)             -
        Changes in non-cash working capital balances
           Accounts receivable                           276,262       (142,003)
           Accounts payable                             (300,828)       291,016
                                                    ---------------------------

                                                      (1,287,255)      (643,618)

Investing activities
   Acquisition of property, plant and equipment          (22,232)       (10,348)
   Disposition of property, plant and equipment           21,960              -
   Investment in BRC Development                        (549,856)             -
                                                    ---------------------------

                                                        (550,128)       (10,348)
Financing activities
   Due to/from related parties                          (122,340)      (242,186)
   Common shares and warrants issued for cash          3,173,191        718,701
                                                    ---------------------------

                                                       3,050,851        476,515
                                                    ---------------------------

Net increase (decrease) in cash during the year        1,213,468       (177,451)

Cash, beginning of year                                   14,537        191,988
                                                    ---------------------------

Cash, end of year                                   $  1,228,005   $     14,537
================================================================================






The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

Nature of Business  Banro Corporation's (the "Company") business focus is in the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo").

Principles of       The consolidated  financial  statements include the accounts
  Consolidation     of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its 93% owned subsidiary, Societe Aurifere du Kivu et du Maniema S.A.R.L.
                    (Sakima), in the Congo. The Congolese government holds the remaining 7% ownership interest of Sakima.

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long term investments are accounted for using the cost method.

Property, plant     Property   plant  and   equipment   is   recorded  at  cost.
  and equipment     Amortization is recorded as follows:

                    Office furniture and fixtures    20% declining balance basis
                    Office equipment                 Straight line over four
                                                     years
                    Leasehold improvements           Straight line over five
                                                     years
                    Aircraft                         25% declining balance basis

Foreign Currency    These  consolidated  financial  statements  are expressed in
  Translation       United States dollars. For integrated  operations,  monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

                    For the self-sustaining operation, all assets and liabilities are translated at spot rates of exchange and revenue and expense items are translated at historical exchange rates in effect on the dates of the transactions. Currency translation adjustments are disclosed as a separate component of shareholders' equity. There was no cumulative translation adjustment at year end. Realized exchange gains and losses are included in the consolidated statements of operations.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

Deferred            Exploration costs relating to mineral  properties and rights
  Exploration       are  deferred  and  carried as an asset until the results of
  Expenditures      the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has one stock  option plan which is described in
                    Note 6(d).  The Company has elected to follow the  intrinsic method of accounting for stock options granted to directors, officers and employees  whereby no  compensation  expense is recorded in the financial statements. Any consideration paid by  directors,  officers and  employees on exercise of stock options or purchases of shares is credited to share capital.
                    However,  additional disclosure of the effects of accounting for  stock-based  compensation  to  directors,  officers and employees  as  compensation  expense,  using the fair  value method, is disclosed as pro-forma information.  Compensation
                    expense  on  stock  options  granted  to   non-employees  is
                    recorded as an expense in the period the options are vested using the fair value method.

Financial           Unless otherwise noted, it is management's  opinion that the
  Instruments       company is not exposed to significant interest,  currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    The  preparation  of  consolidated  financial  statements in
                    conformity  with  Canadian  generally  accepted   accounting
                    principles   requires   management  to  make  estimates  and
                    assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

1.   Interest in Sakima
--   ------------------

     On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputes the validity of the Congolese government actions and is vigourously pursuing resolution of the disputes through legal procedures.

     On April 19, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30year mining convention. The government of the Congo retains 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

     The major components relating to Sakima included in the consolidated balance sheet are as follows:

                                                             2002           2001
                                                        ------------------------

      Current assets                                    $  34,031    $  315,838
      Current liabilities                                       -       (30,970)
                                                        ------------------------
      Net assets                                        $  34,031    $  284,868
                                                        ========================

     As at December 31, 2002, the minority interest's share of loss exceeded its share of net assets by approximately $319,000 (December 31, 2001 - $316,000).
--------------------------------------------------------------------------------

2.   Note Receivable
--   ---------------

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at December 31, 2002 of $85,492 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

3.   Investment
--   ----------

     The Company owns 3,500,000 common shares, representing 43.75% equity interest, in BRC Development Corporation (BRC) with a quoted market value of approximately $333,000 (2001 -2,000,000 common shares representing a 31% equity interest with a quoted market value of $314,000). On November 29, 2002 the Company acquired, by way of private placement 1,500,000 common shares of BRC at a price of Cdn. $0.20 per share.

     BRC is a corporation formed under the laws of the Province of Ontario whose principal business is the acquisition and exploration of mineral properties in Canada.

     The Company's investment in BRC is summarized as follows: 2002 2001

                                                             2002           2001
                                                        ------------------------

      Equity investment, beginning of year              $ 367,024    $  430,290
      Acquisition of 1,500,000 common shares              192,765             -
      Equity share of loss                                (56,821)      (63,266)
                                                        ------------------------

      Equity investment, end of year                      502,968       367,024
      Amount due from BRC (see Note 10)                   427,705        70,614
                                                        ------------------------

                                                        $ 930,673    $  437,638
                                                        ========================

     The amount due from BRC is unsecured, non-interest bearing and is due on demand.

     BRC's summarized audited balance sheet and income statement for the year ended December 31, 2002 and 2001, converted to US$ at the year end rate of exchange, is as follows: 2002 2001

                                                             2002          2001
                                                       -------------------------
       Assets
         Current assets                                $  596,069    $   91,386
         Investment                                       791,905       784,285
         Mineral properties                               240,455       260,750
         Property, plant and equipment                     76,109       103,643
                                                       -------------------------
                                                        1,704,538     1,240,064
                                                       -------------------------
       Liabilities                                        577,582       138,065
                                                       -------------------------
       Net equity                                      $1,126,956    $1,101,999
                                                       =========================

       Income Statement
         Revenue                                       $       10    $       91
         Expenses                                        (150,667)     (199,974)
         Write-off of mineral claims                      (25,263)            -
                                                       -------------------------

       Net loss                                        $ (175,920)   $ (199,883)
                                                       =========================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment
--   -----------------------------

                                                        Accumulated     Net Book
     2002                                        Cost   Amortization       Value
     Office furniture and fixtures         $   18,254   $    10,775   $   7,479
     Office equipment                         103,019        57,039      45,980
     Leasehold improvements                   105,746        47,586      58,160
                                           -------------------------------------
                                           $  227,019   $   115,400   $ 111,619
                                           =====================================

                                                        Accumulated     Net Book
     2001                                        Cost   Amortization       Value
     Office furniture and fixtures         $   33,721   $    25,913   $   7,808
     Office equipment                         119,969        72,334      47,635
     Leasehold improvements                   105,746        26,437      79,309
     Aircraft                                 120,000        82,902      37,098
                                           -------------------------------------
                                           $  379,436   $   207,586   $ 171,850
                                           =====================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures and Mineral Rights
--   ----------------------------------------------------

                                                                      Cumulative
                                                                            from
                                                                    Inception in
                                                                      April 1994
      Deferred Exploration
      Exploration cost                                             $ 16,158,080
      Amortization                                                       30,581
                                                                   -------------

      Net expenditure                                                16,188,931
      Effect of exchange rate changes                                     2,511
                                                                   -------------

      Write-off                                                      16,191,442
                                                                    (16,191,442)
                                                                   -------------

      Balance, end of year                                         $          -
                                                                   =============

      Mineral Rights
      Mineral rights                                               $  9,681,194
      Write-off                                                      (9,681,194)
                                                                   -------------
      Balance, end of year                                         $          -
                                                                   =============

Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures were written off in 2000. For the years ended December 31, 2002 and 2001, the Company has not capitalized any costs related to the Congo mineral properties.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital
--   -------------

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital - Common Shares

                                             2002                             2001
                                   -------------------------      -------------------------
                                     Number of                       Number of
                                        Shares       Amount             Shares       Amount

     Balance,
        beginning of year            7,472,844 $ 35,996,713         15,671,181 $ 35,278,012
     Share consolidation                     -            -        (10,448,337)           -
     Exercise of stock options          38,750       22,710                  -            -
     Exercise of warrants              425,000      125,502            (33,721)           -
     Issued during the year          1,950,000    3,028,868          2,250,000      718,701
                                   -------------------------      -------------------------
     Balance, end of year            9,886,594 $ 39,173,793          7,439,123 $ 35,996,713
                                   =========================      =========================


     (i) In January 2001 the Company consolidated its shares on a one for three basis.

     (ii) In March 2001 the Company completed a private placement of 1,200,000 common shares at a price of Cdn. $0.50 per share for cash proceeds of Cdn. $600,000 (US $390,092) of which 600,000 common shares were purchased by a director of the Company.

     (iii)On October 15, 2001, the Company completed an arm's-length private placement of 300,000 units of the Company at a price of Cdn. $0.35 per unit for cash proceeds of Cdn. $105,000 (US $66,964). Each unit consists of one common share of the Company and one non-transferable warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.40 until October 15, 2003.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital - (Continued)
--   ---------------------------

     (iv) On November 20, 2001, the Company completed a non-brokered arm's length private placement of 350,000 common shares of the Company at a price of Cdn. $0.50 per share for cash proceeds of Cdn. $175,000 (US $109,718).

     (v) On December 13, 2001, the Company completed an arm's length private placement of 400,000 units of the Company at a price of Cdn. $0.60 per unit for cash proceeds of Cdn. $240,000 (US $151,927). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.70 until December 13, 2003. All 400,000 units were purchased by a director of the Company.

     (vi) On January 24, 2002, the Company issued by way of private placement 350,000 units of the Company at a price of Cdn. $0.70 per unit for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 for a period of two years.

     (vii)On March 25, 2002, the Company completed a non-brokered arm's length private placement of 500,000 common shares of the Company at a price of Cdn. $1.30 per share for cash proceeds of Cdn. $650,000 (US $408,703).

     (viii) On April 22, 2002, the Company completed a non-brokered arm's length private placement of 100,000 units of the Company at a price of Cdn. $1.50 per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 for a period of two years.

     (ix) On May 21, 2002, the Company completed a non-brokered arm's length private placement of 1,000,000 common shares of the Company at a price of Cdn. $3.65 per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital - (Continued)
--   ---------------------------

     (c)  Warrants

          The following is a summary of the continuity of warrants for the years ended December 31, 2002 and 2001.

                                                                       Number of
                                                                        warrants

           Balance, January 1, 2001                                     125,000
           Issued during 2001                                           700,000
                                                                     -----------

           Balance, December 31, 2001                                   825,000
           Exercised during 2002                                       (425,000)
           Issued during 2002 (Note 6(b)(vi)(viii))                     450,000
                                                                     -----------

           Balance, December 31, 2002                                   850,000
                                                                     ===========

          The following table summarizes information about warrants outstanding at December 31, 2002:

                                         Warrants Outstanding and Exercisable
                                      ------------------------------------------
                                                        Exercise
                                           Number          Price          Expiry
          Date of Grant               Outstanding         Cdn. $            Date

          12/13/01                        400,000       $   0.70        12/13/03
          01/24/02                        350,000           0.80        01/24/04
          04/22/02                        100,000           1.80        04/22/04
                                      --------------------------
                                          850,000       $   0.87
                                      ==========================

     (d)  Stock Options

          In January 2001, the Company's 1995 and 1996 Stock Option Plans were terminated and a new 2001 Stock Option Plan was established. Under the 2001 Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at December 31, 2002 the Company had 744,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $0.82 per share, expiring at various dates between January 2004 and January 2007.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital - (Continued)
--   ---------------------------

     (d)  Stock Options - (Continued)

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at December 31, 2001:

                                    Options Outstanding and Exercisable
                             ---------------------------------------------------

                         Number    Options     Options      Number     Options
                      Outstand-    Granted   Exercised   Outstand-    Exercis-    Exercise
          Date of        ing at     During  Expired or      ing at     able at       Price      Expiry
            Grant        1/1/02   the Year   Forfeited    12/32/02    12/31/02      Cdn. $        Date
          01/31/01      465,000          -      68,750     396,250     396,250    $   0.60    01/31/04
          01/31/01       40,000          -      10,000      30,000      30,000        1.00    01/31/04
          10/12/01       40,000          -           -      40,000      30,000        0.60    10/12/04
          01/08/02            -    233,000      10,000     223,000     106,500        0.80    01/08/07
          04/03/02            -     25,000           -      25,000      12,500        1.70    04/03/04
          04/26/02            -     30,000           -      30,000      15,000        3.30    04/26/04
                      --------------------------------------------------------
                        545,000    288,000      88,750     744,250     590,250
                      ========================================================

          The weighted average grant-date fair value of 178,000 stock options granted to employees, directors and officers during 2002 was $58,822. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, the loss for the year would be $1,464,540 and the loss per share would be $0.16.

          During 2002 the Company issued a total of 110,000 stock options to consultants and other service providers, of which 10,000 were exercised on January 26, 2002 and 45,000 were exercisable as at December 31, 2002. The weighted average grant-date fair value of these vested stock options was $33,705. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.54%
          (ii) expected volatility: 124%
          (iii) expected life: 4.38 years
          (iv) expected dividends: $Nil

     (e)  Loss per Share

          Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2002, amounting to 9,183,681 (2001 - 6,327,091) common shares.

          Fully diluted earnings per share has not been presented since the exercise of the options and warrants would be anti-dilutive.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

7.   Related Party Transactions
--   --------------------------

     Amounts due from Related Parties

     The amounts primarily represent advances of $215,725 (2001 -$26,983) due from a company whose director and shareholder is a director of the Company and from BRC and it's investee company and advances of $101,393 (2001 -$139,281) to employees of the Company. All amounts due from related parties are unsecured, non-interest bearing and repayable upon demand.

     Amounts due to Related Parties

     At December 31, 2002 an amount of $4,912 was due to a director and officer of the Company. This amount is unsecured, non-interest bearing and payable upon demand.

     Management, Directors, General and Accounting Fees

     Management fees of $10,286 (2001 - $12,000) were paid to an officer of the Company.

     The Company's share of general expenses amounting to $53,986 ( 2001 -$54,912) were paid or payable to a corporation that is wholly owned by a director of the Company.

     Accounting fees of $814 (2001 - $1,244) were paid to an officer of the Company.

     Legal fees of $98,442 (2001 -$56,679) were paid to a law firm whose two partners are also directors of the Company.

     These transactions are in the normal course of operations and are measured at the exchange value.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

8.   Income Taxes
--   ------------

     The Company's income tax provision (recovery) for the year ended December 31, 2002 has been calculated as follows:

                                                           2002         2001
                                                    ----------------------------
     Net loss for the year                          $ (1,405,718)    $ (920,638)
                                                    ----------------------------
     Combined federal and provincial tax rates             38.62%         41.74%

     Income tax recovery at Canadian federal
       and provincial statutory rates                   (542,888)      (384,292)
     Effect of income tax rates of other
        jurisdictions compared to Canadian rates               -         (3,741)
     Losses of subsidiaries not taken for tax             10,295              -
     Non-deductible amounts expensed                      43,487         75,165
     Losses expired                                      123,438              -
     Change in tax rate                                  307,381              -
     Change in valuation allowance                        58,287        312,868
                                                    ----------------------------
     Net future income tax asset recorded           $          -     $        -
                                                    ============================

     The Company's future income tax assets and liabilities at December 31, 2002 are summarized as follows:

     Property plant and equipment                   $     20,169     $   14,461
     Non-capital losses carried forward                2,314,795      2,262,216
                                                    ----------------------------

     Net future tax asset before valuation allowance   2,334,964      2,276,677
     Valuation allowance                              (2,334,964)    (2,276,677)
                                                    ----------------------------
     Net future tax asset                           $          -     $        -
                                                    ============================

     As at December 31, 2002, the Company has available tax losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these losses is provided below. These losses will expire as follows:

               2003                     $ 1,039,268
               2004                         456,133
               2005                       1,071,946
               2006                         536,939
               2007                       1,307,224
               2008                         696,048
               2009                       1,213,566
                                        -----------
                                        $ 6,321,124
                                        ===========

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

8.   Income Taxes - (Continued)
--   --------------------------

     A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not. In addition the Company had capital losses of $23,387,988 (2001 -$23,274,168) which could be used to offset capital gains in future tax periods.

--------------------------------------------------------------------------------

9.   Lease Commitments
--   -----------------

     The Company's future minimum lease commitments for office premises as at December 31, 2002 for the following three years are as follows:

                2003            $ 108,328
                2004              108,328
                2005               72,219

     This cost is shared equally with two related companies.

--------------------------------------------------------------------------------

10.  Subsequent Events
---  -----------------

     On May 8, 2003 BRC Development Corporation repaid the amount due to the Company in full.

--------------------------------------------------------------------------------

11.  Comparative Figures
---  -------------------

     Certain of the prior year's amounts have been reclassified to conform to the current year's presentation.